Endeavour Silver Corp.

Condensed Consolidated Interim Financial Statements

Prepared by Management

Three Months Ended March 31, 2024 and 2023

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2024	2023

ASSETS

Current assets
Cash and cash equivalents		$34,876	$35,286
Other investments	4	1,631	5,135
Accounts and other receivables	5	44,251	22,276
Income tax receivable		2,893	3,268
Inventories	6	21,322	27,258
Prepaids and other assets		6,796	7,550
Total current assets		111,769	100,773

Non-current income tax receivable		4,341	4,262
Non-current IVA receivable	5	10,769	23,320
Non-current loans receivable	5	1,449	1,874
Deferred financing fees	9	8,241	7,545
Other non-current assets	8	31,210	22,376
Mineral properties, plant and equipment	8, 9	342,409	314,657

Total assets		$510,188	$474,807

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$43,913	$46,582
Income taxes payable		7,930	7,801
Loans payable	9	3,514	3,861
Total current liabilities		55,357	58,244

Loans payable	9	3,817	4,658
Provision for reclamation and rehabilitation		9,191	8,745
Deferred income tax liability		13,599	13,730
Other non-current liabilities		2,997	3,089
Total liabilities		84,961	88,466

Shareholders' equity
Common shares, unlimited shares authorized		761,605	722,695
Contributed surplus		5,726	4,556
Retained deficit		(342,104)	(340,910)
Total shareholders' equity		425,227	386,341
Total liabilities and shareholders' equity		$510,188	$474,807

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2024	2023

Revenue	11	$63,725	$55,461

Cost of sales:
Direct production costs		36,705	26,516
Royalties		6,408	6,535
Share-based compensation	10 (b)(c)	79	132
Depreciation		8,877	6,253
		52,069	39,436

Mine operating earnings		11,656	16,025

Expenses:
Exploration, evaluation and development	12	4,270	4,164
General and administrative	13	4,044	4,917

		8,314	9,081

Operating earnings		3,342	6,944

Finance costs		314	400

Other income (expense):
Foreign exchange gain		1,179	1,889
Investment and other		33	4,144
		1,212	6,033

Earnings before income taxes		4,240	12,577

Income tax expense:
Current income tax expense		5,667	4,445
Deferred income tax expense (recovery)		(233)	1,676
		5,434	6,121

Net earnings (loss) and comprehensive earnings (loss) for the period		$(1,194)	$6,456

Basic earnings (loss) per share		$(0.01)	$0.03
Diluted earnings (loss) per share	10(f)	$(0.01)	$0.03

Basic weighted average number of shares outstanding		227,503,581	190,274,768
Diluted weighted average number of shares outstanding	10(f)	227,503,581	192,295,971

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

						Total
		Number of	Share	Contributed	Retained	Shareholders'
	Notes	shares	Capital	Surplus	Deficit	Equity

Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Exercise of options	10 (b)	869,000	2,758	(946)	-	1,812
Settlement of performance and deferred share units	10 (c)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	10 (b)(c)	-	-	1,625	-	1,625
Canceled options	10 (b)	-	-	(4)	4	-
Earnings for the period		-	-	-	6,456	6,456

Balance at March 31, 2023		191,276,399	$661,029	$3,973	$(341,627)	$323,375

Public equity offerings, net of issuance costs	10 (a)	25,740,193	60,666	-	-	60,666
Exercise of options	10 (b)	228,900	1,000	(359)	-	641
Share-based compensation	10 (b)(c)	-	-	1,992	-	1,992
Canceled options	10 (b)	-	-	(1,050)	1,050	-
Loss for the period		-	-	-	(333)	(333)

Balance at December 31, 2023		217,245,492	$722,695	$4,556	$(340,910)	$386,341

Public equity offerings, net of issuance costs	10 (a)	23,091,986	38,910	-	-	38,910
Share-based compensation	10 (b)(c)	-	-	1,170	-	1,170
Loss for the period		-	-	-	(1,194)	(1,194)
Balance at March 31, 2024		240,337,478	$761,605	$5,726	$(342,104)	$425,227

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2024	2023

Operating activities
Net earnings (loss) for the period		$(1,194)	$6,456

Items not affecting cash:
Share-based compensation	10 (b)(c)	1,170	1,625
Depreciation	8	9,135	6,619
Deferred income tax expense (recovery)		(131)	1,676
Unrealized foreign exchange loss		136	1,095
Finance costs		314	400
Accretion of loans receivable		(75)	(93)
Gain (loss) on asset disposal		18	(62)
Gain (loss) on other investments	4	861	(3,097)
Performance and deferred share units settled in cash		-	(2,118)
Net changes in non-cash working capital	14	(5,651)	(12,902)
Cash from (used in) operating activities		4,583	(401)

Investing activities
Proceeds from disposal of property, plant and equipment		18	-
Payment for mineral properties, plant and equipment	8	(44,887)	(20,717)
Proceeds from disposal of other investments	4	2,643	-
Redemption of non-current deposits		-	68
Cash used in investing activities		(42,226)	(20,649)

Financing activities
Repayment of loans payable	9	(1,188)	(1,574)
Repayment of lease liabilities		(97)	(63)
Interest paid		(135)	(239)
Proceeds from public equity offerings	10 (a)	38,910	-
Proceeds from exercise of options	10 (b)	-	1,812
Proceeds from loans receivable		450	100
Payment of deferred financing fees		(696)	-
Performance and deferred share units withholding tax settlement		-	(294)
Cash from (used in) financing activities		37,244	(258)

Effect of exchange rate change on cash and cash equivalents		(11)	(433)

Decrease in cash and cash equivalents		(410)	(21,741)
Cash and cash equivalents, beginning of the period		35,286	83,391
Cash and cash equivalents, end of the period		$34,876	$61,650

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved the consolidated financial statements for issue on May 8, 2024.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023, except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2023 and should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2023.

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a modified retrospective basis, without restatement of comparative periods as described below.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollar. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.

Accounting standards adopted during the year

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 condensed consolidated interim financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any material classification adjustment to the condensed consolidated interim financial statements.

4. OTHER INVESTMENTS

	March 31,	December 31,
	2024	2023
Balance, beginning of period	$5,135	$10,035
Investment additions, at cost	-	73
Proceeds from disposals	(2,643)	(2,451)
Gain (loss) on investments	(861)	(2,522)
Balance, end of period	$1,631	$5,135

The Company holds $1,568 in marketable securities that are classified as Level 1 and $63 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 17) and are classified as financial assets measured at FVTPL. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

5. ACCOUNTS AND OTHER RECEIVABLES

	March 31,	December 31,
	2024	2023

Trade receivables	$8,960	$6,608
IVA receivable	29,110	12,564
Other receivables	4,681	1,654
Current portion of loan receivable	1,500	1,450
	$44,251	$22,276

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

At March 31, 2024, Guanaceví holds $11,349 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2023 - $11,122). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received. However, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at March 31, 2024, the total IVA receivable of $39,879 (December 31, 2023 - $35,884) has been allocated between the current portion of $29,110, which is included in accounts and other receivables, and a non-current portion of $10,769 (December 31, 2023 - $12,564 and $23,320 respectively).  The non-current portion includes $1,760 receivable in Guanacevi, which is currently under appeal and is unlikely to be received in the next 12 months, and $8,358 IVA receivable for Terronera which has not been submitted for refund.

The Company has a loan receivable in the amount of $5,000 due in cash payments over a five year period of which $3,500 remains unpaid as of March 31, 2024. As of March 31, 2024, the carrying value of the loan receivable is $2,949, consisting of the current portion of $1,500 and non-current portion of $1,449.

6. INVENTORIES

	March 31,	December 31,
	2024	2023

Warehouse inventory	$13,259	$12,885
Stockpile inventory	2,495	3,279
Finished goods inventory	3,956	9,491
Work in process inventory	1,612	1,603
	$21,322	$27,258

The warehouse inventory balance at March 31, 2024 includes a provision created in the prior year ended December 31, 2023 of $1,179 at the Guanacevi mine and $1,038 at the Bolañitos mine.

7. RELATED PARTY TRANSACTIONS

The Company was charged $113 for legal services for the three months ended March 31, 2024, by a legal firm in which the Company's corporate secretary is a partner (March 31, 2023 - $67). The Company has $75 payable to the legal firm as at March 31, 2024 (December 31, 2023 - $86).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	56,753	36,754	12,134	5,194	2,382	113,217
Disposals	(674)	-	(417)	-	(623)	(1,714)

Balance at December 31, 2023	$656,147	$133,614	$117,977	$25,550	$15,036	$948,324

Additions	21,227	8,767	5,983	587	270	36,834
Disposals	-	-	(217)	-	-	(217)

Balance at March 31, 2024	$677,374	$142,381	$123,743	$26,137	$15,306	$984,941

Accumulated depreciation

Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929

Depreciation	20,723	1,598	7,241	365	1,581	31,508
Disposals	-	-	(177)	-	(593)	(770)

Balance at December 31, 2023	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667

Depreciation	6,172	488	1,963	95	363	9,081
Disposals	-	-	(216)	-	-	(216)

Balance at March 31, 2024	$472,876	$86,120	$63,231	$9,841	$10,464	$642,532

Net book value
At December 31, 2023	$189,443	$47,982	$56,493	$15,804	$4,935	$314,657
At March 31, 2024	$204,498	$56,261	$60,512	$16,296	$4,842	$342,409

Included in mineral properties is $80,307 in acquisition costs for exploration properties and $73,859 for acquisition and development costs of development properties (December 31, 2023 - $80,231 and $59,682 respectively).

Other non-current assets include $29,875 of deposits related to items of property, plant and equipment at Terronera (December 31, 2023 - $20,952).

9. LOANS PAYABLE

Equipment financing

	March 31,	December 31,
	2024	2023

Balance, beginning of period	$8,519	$14,510
Net proceeds from software and equipment financing	-	-
Finance cost	116	728
Repayments of principal	(1,188)	(5,991)
Repayments of finance costs	(116)	(728)
Balance, end of period	$7,331	$8,519

Less: Current loans payable	$3,514	$3,861
Balance: Non-current loans payable	$3,817	$4,658

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at March 31, 2024 the Company was in compliance with these covenants. As at March 31, 2024, the net book value of equipment includes $14,546 (December 31, 2023 - $17,720) of equipment pledged as security for the equipment financing.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Debt Facility

The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants, including the requirement for the Company to enter into gold and foreign exchange hedging programs prior to initial drawdown. On March 28, 2024, the Company entered into gold swap agreements to hedge against the fluctuation in gold prices. The Company has committed to the swap contracts which settle between January 2025 and March 2027, for 68,000 ounces of gold at $2,325 per ounce.

The Company is also required to hedge 75% of the estimated remaining capital expenditures incurred in Mexican Pesos.

Subsequent to the end of the reporting period the Company entered into Mexican Peso forward purchase contracts for a total of $45,000 over the construction period from April 2024 to December 2024 at 16.56 pesos per US dollar. On April 9, 2024, the Company completed the first drawdown of $60,000 of the debt facility.

10. SHARE CAPITAL

(a) Common Shares

As of March 31, 2024, the Company had 240,337,478 common shares issued issuable and outstanding, with no par value (December 31, 2024 - 217,245,492). During the three months period ended March 31, 2024, the Company issued 23,091,986 common shares under the "At-The-Market" ("ATM") distributions equity facility (the "December 2023 ATM Facility") at an average price of $1.72 per share for gross proceeds of $39,811, less commission of $796 and recognized $105 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Expressed in Canadian dollars	Three months ended		Year ended
	March 31,		December 31,
	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,488,291	$4.24	3,899,630	$4.09
Granted	1,945,000	$2.89	1,079,000	$4.12
Exercised	-	-	(1,097,900)	$3.05
Expired and forfeited	(432,400)	$3.23	(392,439)	$5.76
Outstanding, end of period	5,000,891	$3.80	3,488,291	$4.24

Options exercisable at the end of the period	3,097,691	$4.20	2,798,934	$4.18

Subsequent to March 31, 2024, an additional 4,000 common shares were issued on the exercise of 4,000 options, with a weighted average exercise price of CAN$2.89.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted	Number	Weighted
Exercise	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2024	(Number of Years)	Price	March 31, 2024	Price

$2.00 - $2.99	2,905,600	3.6	$2.64	1,401,600	$2.38
$4.00 - $4.99	954,000	4.0	$4.12	554,800	$4.12
$5.00 - $5.99	60,000	1.5	$5.60	60,000	$5.60
$6.00 - $6.99	1,081,291	2.5	$6.54	1,081,291	$6.54
	5,000,891	3.4	$3.80	3,097,691	$4.21

During the three months ended March 31, 2024, the Company recognized share-based compensation expense of $711 (March 31, 2023 - $615) based on the fair value of the vested portion of options.

The weighted-average fair values of stock options granted have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three months ended
	March 31,	March 31,
	2024	2023
Weighted-average fair value of options in CAN$	$1.38	$2.21
Risk-free interest rate	3.75%	3.83%
Expected dividend yield	0%	0%
Expected stock price volatility	62%	70%
Expected options life in years	3.52	3.77

(c) Share Units Plan

Performance Share Units

The Performance Share Units ("PSU"s) granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Three months ended	Year ended
	March 31,	December 31,
	2024	2023
	Number of units	Number of units

Outstanding, beginning of period	878,000	1,158,000
Granted	635,000	471,000
Cancelled	(194,000)	(140,000)
Settled for shares	-	(611,000)
Outstanding, end of period	1,319,000	878,000

Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 215,000 PSUs vest on March 24, 2025, 409,000 PSUs vest on March 7, 2026, 635,000 PSUs vest on March 13, 2027 and 60,000 will vest once certain performance criteria are met.

During the three months ended March 31, 2024, the Company recognized share-based compensation expense of $441 related to the PSUs (March 31, 2023 - $394).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred share units

Deferred Share Units - Equity Settled

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Three months ended	Year ended
	March 31,	December 31,
	2024	2023
	Number of units	Number of units

Outstanding, beginning of period	330,078	104,596
Granted	7,858	225,482
Outstanding, end of period	337,936	330,078

There were 7,858 DSUs granted during the three months ended March 31, 2024 (March 31, 2023 - 203,421) under the SUP. During the three months ended March 31, 2024, the Company recognized share-based compensation expense of $18 related to the DSUs (March 31, 2023 - $616).

Deferred Share Units - Cash Settled (No further grants to be made)

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

Expressed in Canadian dollars	Three months ended		Year ended
	March 31,		December 31,
	2024		2023
	Number	Weighted Average	Number	Weighted Average
	of Units	Grant Price	of Units	Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,044,204	$3.19
Redeemed	-	$0.00	-	$0.00
Outstanding, end of period	1,044,204	$3.19	1,044,204	$3.19

Fair value at period end	1,044,204	$3.26	1,044,204	$2.60

During the three months ended March 31, 2024, the Company recognized a mark to market expense on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $465 (March 31, 2023 - a mark to market expense of $653) based on the change in the fair value of the DSUs granted in prior years.  As of March 31, 2024, deferred share units outstanding have a fair market liability value of $2,513 (December 31, 2023 - $2,048) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Year ended
	March 31,		December 31,
	2024		2023
	Number	Weighted Average	Number	Weighted Average
	of Units	Grant Price	of Units	Grant Price

Outstanding, beginning of period	51,349	$5.07	181,739	$5.12
Cancelled	-	-	(130,390)	$5.13
Outstanding, end of period	51,349	$5.07	51,349	$5.07

Exercisable at the end of the period	43,870	$5.09	43,870	$5.09

During the three months ended March 31, 2024, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $1 (March 31, 2023 - an expense of $4) based on the change in the fair value of the SARs granted in prior years.  As of March 31, 2024, SARs outstanding have a fair market liability value of $45 (December 31, 2023 - $43) recognized in accounts payable and accrued liabilities.

(f) Diluted Earnings per Share

	Three months ended
	March 31,	March 31,
	2024	2023

Net earnings (loss)	$(1,194)	$6,456
Basic weighted average number of shares outstanding	227,503,581	190,274,768
Effect of dilutive securities:
Stock options	-	743,186
Equity settled deferred share units	-	308,017
Performance share units	-	970,000
Diluted weighted average number of share outstanding	227,503,581	192,295,971

Diluted earnings per share	$(0.01)	$0.03

As of March 31, 2024, there are 4,895,734 anti-dilutive stock options (March 31, 2023 - 3,276,844).

11. REVENUE

	Three months ended
	March 31,	March 31,
	2024	2023

Silver sales	$41,222	$38,620
Gold sales	22,996	17,497
Less: smelting and refining costs	(493)	(656)
Revenue	$63,725	$55,461

Changes in fair value from provisional pricing in the period are included in silver and gold sales.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Three months ended
	March 31,	March 31,
	2024	2023
Revenue by product
Concentrate sales	$15,355	$11,785
Provisional pricing adjustments	(711)	(247)
Total revenue from concentrate sales	14,644	11,538
Refined metal sales	49,081	43,923
Total revenue	$63,725	$55,461

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made on the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

12. EXPLORATION, EVALUATION AND DEVELOPMENT

	Three months ended
	March 31,	March 31,
	2024	2023

Depreciation	$159	$278
Share-based compensation	151	131
Exploration salaries, wages and benefits	660	429
Direct exploration expenditures	1,630	1,546
Evaluation and development salaries, wages and benefits	754	445
Direct evaluation and development expenditures	916	1,335
	$4,270	$4,164

13 GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31,	March 31,
	2024	2023

Depreciation	$99	$62
Share-based compensation	940	1,361
Salaries, wages and benefits	1,182	1,167
Directors' DSU expense (recovery)	465	653
Direct general and administrative	1,358	1,674
	$4,044	$4,917

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended
	March 31,	March 31,
	2024	2023

Net changes in non-cash working capital:
Accounts and other receivables	$(9,374)	$(4,375)
Income tax receivable	296	2,163
Inventories	5,407	(3,093)
Prepaids	754	(1,382)
Accounts payable and accrued liabilities	(2,863)	(4,276)
Income taxes payable	129	(1,939)
	$(5,651)	$(12,902)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$(102)	$(436)
Fair value of exercised options allocated to share capital	$-	$(946)
Fair value of performance share units allocated to share capital	$-	$(405)

Other cash disbursements:
Income taxes paid	$2,534	$1,859
Special mining duty paid	$2,574	$2,515

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

			Cost of sales			Net earnings and
			excluding		Mine operating	comprehensive
Three months ended March 31		Revenue	depreciation	Depreciation	earnings	earnings

Guanaceví	2024	$49,082	$33,280	$5,815	$9,987	$4,283
	2023	43,924	24,682	3,473	15,769	9,754
Bolañitos	2024	14,643	9,912	3,062	1,669	1,327
	2023	11,537	8,501	2,780	256	150
Terronera	2024	-	-	-	-	(1,670)
	2023	-	-	-	-	(1,780)
Exploration	2024	-	-	-	-	(2,600)
	2023	-	-	-	-	(2,384)
Corporate	2024	-	-	-	-	(2,534)
	2023	-	-	-	-	716
Consolidated	2024	$63,725	$43,192	$8,877	$11,656	$(1,194)
	2023	55,461	33,183	6,253	16,025	6,456

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

		Total Assets	Total Liabilities	Capital expenditures

Guanaceví	March 31, 2024	$115,777	$44,212	$4,752
	Dec 31, 2023	125,456	44,916	24,631
Bolañitos	March 31, 2024	44,222	9,304	2,267
	Dec 31, 2023	44,205	11,200	10,709
Terronera	March 31, 2024	228,751	24,172	29,021
	Dec 31, 2023	186,860	23,604	62,495
Exploration	March 31, 2024	83,949	527	121
	Dec 31, 2023	83,312	1,319	1,297
Corporate	March 31, 2024	37,489	6,746	-
	Dec 31, 2023	34,974	7,427	276
Consolidated	March 31, 2024	$510,188	$84,961	$36,161
	Dec 31, 2023	474,807	88,466	99,408

The Exploration segment included $428 of costs incurred in Chile for the three months ended March 31, 2024 (March 31, 2023 - $305) and $5 of costs incurred in USA (March 31, 2023 - $16).

16. COMMITMENTS & CONTINGENCIES

Commitments

As of March 31, 2024, the Company has $38,299 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at March 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value
	through profit or	Amortized	Carrying
	loss	cost	value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	34,876	34,876	34,876
Other investments	1,631	-	1,631	1,631
Accounts and other receivables	8,960	4,681	13,641	13,641
Loans receivable	-	2,949	2,949	2,949
Total financial assets	10,591	42,506	53,097	53,097

Financial liabilities:
Accounts payable and accrued liabilities	2,558	40,964	43,522	43,522
Loans payable	-	7,331	7,331	7,331
Total financial liabilities	2,558	48,295	50,853	50,853

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Fair value hierarchy

Assets and liabilities as at March 31, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Financial assets:
Accounts and other receivables	-	8,960	-	8,960
Other investments	1,568	-	63	1,631
Total financial assets	1,568	8,960	63	10,591

Financial liabilities:
Deferred share units	2,513	-	-	2,513
Share appreciation rights	-	45	-	45
Total financial liabilities	2,513	45	-	2,558

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2024 and 2023
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775 1-877-685-9775
Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender Christine West

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Elizabeth Senez - Chief Financial Officer
Gregory Blaylock - Vice President, Operations
Luis Castro - Senior Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Galina Meleger - Vice-President, Investor Relations
Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18